Exhibit 99.1

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS, DATED OCTOBER 7, 2021, TO BE MAILED TO THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE 2021 ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY

SCIENJOY HOLDING CORPORATION

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China, 100029

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 a.m. on November 8, 2021 (Beijing Time)

To the Shareholders of Scienjoy Holding Corporation:

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” ) of Scienjoy Holding Corporation (the “Company” , “SHC”, “we”, “us” or “our”) for use at the 2021 annual general meeting of Shareholders of the Company (the “Meeting” ) and at all adjournments and postponements thereof. The Meeting will be held at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, People’s Republic of China, on November 8, 2021, at 9:30 a.m. (Beijing Time), to consider and vote upon the following proposals:

1.	To elect Xiaowu He, Bo Wan, Yongsheng Liu, Hucheng Zhou, Jian Sun, Huifeng Chang and Yibing Liu (the “Director Nominees” ) to serve on the Company’s Board of Directors (the “Board”) until the next shareholders meeting and until their successors are duly elected and qualified. This proposal is referred to as the “Directors Election Proposal” or “Proposal No. 1”.

2	To approve and adopt amendments to the Company’s Memorandum and Articles of Associations (the “Charter Amendment”) to：

●	create three share classes being the Class A Ordinary Shares, the Class B Ordinary Shares and Class A Preferred Shares. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have ten votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one vote. Each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one Class A Ordinary Share. In addition, each Class B Ordinary Share will convert automatically into one Class A Ordinary Share upon any transfer except for certain customary permitted transfers as further described in the Charter Amendment;

●	authorize the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine by amending the Company’s Memorandum by Resolution of Directors;

●	remove redundant references to the IPO and Business Combination;

●	make specific reference to the power to issue warrants and options;

●	provide a mechanism for the redesignation and reclassification of ordinary shares as Class A Ordinary Shares and the conversion of ordinary shares into Class B Ordinary Shares;

●	eliminate the staggered board structure;

●	fix the term of the directors at a two-year period;

●	reduce the voting threshold of the written resolution of shareholders to remove any director from 75% to 50%;

●	change the consent threshold with respect to variation of rights attached to any class of share from “not less than 50 percent of the issued Shares in that class” to “not less than 50 percent of the voting rights attached to the issued Shares in the effected class or classes”; and otherwise

●	generally update the Memorandum and Articles by amending and restating its Memorandum and Articles in the form attached hereto as Annex A (the “Fourth Amended and Restated Memorandum and Articles of Association”).

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 2”

3.	To re-designate all the existing authorized issued and unissued ordinary shares of the Company as Class A Ordinary Shares save for 2,625,058 ordinary shares issued and currently registered in the name of Heshine Holdings Limited (“Heshine”), which shall be converted into the same number of Class B Ordinary Shares. This proposal is referred to as the “Re-designation and Conversion Proposal” or “Proposal No. 3”.

Proposals No. 1 through No. 3 are sometimes collectively referred to herein as the “Proposals”).

The Company will be holding the Annual General Meeting as a teleconference using the following dial-in information:

US Toll Free	[800] 882-3610
International Toll	China TF – 4001-206115 China (N) TF – 10-800-712-2302 China (S) – 10-800-120-2302 +1 (412) – 380-2000
Participant Passcode	5908397

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES LISTED IN PROPOSAL NO. 1 AND “FOR” EACH OF PROPOSALS NO. 2 AND 3.

Holders of record of the Company’s ordinary shares at the close of business on October 6, 2021 (U.S. Eastern Time) (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each share of ordinary shares entitles the holder thereof to one vote.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

This notice and the enclosed proxy statement are first being mailed to Shareholders on or about October 8, 2021.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board,

/s/ Xiaowu He
Xiaowu He
Chairman of the Board
October 7, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

TABLE OF CONTENTS

Page
QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS	1
THE ANNUAL GENERAL MEETING	5
General	5
Date, Time and Place of the Meeting	5
Purpose of the Meeting	5
Record Date and Voting Power	5
Quorum and Required Vote	5
Revocability of Proxies	6
Proxy Solicitation Costs	6
No Right of Appraisal	6
Who Can Answer Your Questions About Voting Your Shares	6
Principal Offices	6

PROPOSAL NO. 1 — DIRECTORS ELECTION PROPOSAL	7
Board Qualifications and Director Nominees	7
Information Regarding the Company’s Directors and Nominees	7
Vote Required	9
Recommendation of the Board	9
Corporate Governance	9
Security Ownership and Voting Power of Certain Beneficial Owners and Management	12

PROPOSAL NO. 2 – CHARTER AMENDMENT PROPOSAL	14
Summary of the Charter Amendment	14
Procedure for Implementing the Charter Amendment	14
Reason for the Charter Amendment	15
Required Vote	15
Recommendation of the Board	15

PROPOSAL NO. 3 – REDESIGNATION AND CONVERSION PROPOSAL	16
Background	16
Vote Required	16
Recommendation of the Board	16
Effect of Approval of Proposal No. 3 on Shareholders of the Company	17
Security Ownership and Voting Power of Certain Beneficial Owners and Management Immediately Prior to and After Proposal No. 3 is Approved (Assuming Such Approval is Obtained at the Meeting)	17

OTHER MATTER	19
DELIVERY OF DOCUMENTS TO HOUSEHOLDS	19
WHERE YOU CAN FIND ADDITIONAL INFORMATION	19

ANNEXES

Annex A Fourth Amended and Restated Memorandum and Articles of Association	A-1

i

SCIENJOY HOLDING CORPORATION

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 8, 2021, at 10:00 a.m. (Beijing Time)
3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China, 100029

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a Shareholder, to vote at the Meeting, which will take place on November 8, 2021, at 10:00 a.m. (Beijing Time), at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, People’s Republic of China, 100029.

Shareholders are being asked to consider and vote upon the following proposals:

1.	the Directors Election Proposal or Proposal No. 1;

2.	the Charter Amendment Proposal or Proposal No. 2; and

3.	the Re-designation and Conversion Proposal or Proposal No. 3.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Scienjoy Holding Corporation as the “Company”, “SHC”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned shares of our ordinary shares on October 6, 2021 (U.S. Eastern Time) (the “Record Date”) may attend and vote at this Meeting. There were 30,844,641 shares of ordinary shares outstanding on the Record Date. All shares of ordinary shares shall have one vote per share. Information about the stockholdings of our directors, executive officers and significant shareholders is contained in the section of this proxy statement entitled “Security Ownership and Voting Power of Certain Beneficial Owners and Management” beginning on page 12 of this proxy statement.

What is the proxy card?

The card enables you to appoint Xiaowu He as your representative at this Meeting. By completing and returning the proxy card, you are authorizing him to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that stockholders vote “FOR” each of the Director Nominees listed in Proposal No. 1 and “FOR” each of Proposals No. 2 and 3.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are a “Shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. The Company believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

How do I vote?

If you were a shareholder of record of the Company’s ordinary shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each share of ordinary shares that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxy if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each of the Director Nominees listed in the Directors Election Proposal;

●	FOR the Charter Amendment Proposal;

●	FOR the Re-designation and Conversion Proposal; and

●	According to the best judgment of Mr. He if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Company’s proxy solicitation agent, Proxy Okapi Partners LLC, stating that you would like to revoke your proxy of a particular date at the address indicated below;

●	signing another proxy card with a later date and returning it to the Company’s proxy solicitation agent, Proxy Okapi Partners LLC, before the polls close at this Meeting at the following at the address indicated below; or

●	attending this Meeting and voting in person.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (877) 629-6357 (Toll-Free)

Email: info@okapipartners.com

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each Director Nominee and each of Proposals No. 2 and 3.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

What is the quorum requirement for the annual general meeting of shareholders?

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares entitled to vote to be considered at the meeting. This is called a quorum. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

What vote is required to elect the Director Nominees as directors of the Company?

The election of each Director Nominee requires the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting and were voted.

What vote is required to approve the Charter Amendment Proposal?

Approval of the Charter Amendment Proposal will require the affirmative vote of no less than 50 percent of the issued ordinary shares.

What vote is required for the Re-designation and Conversion Proposal？

Approval of the Re-designation and Conversion Proposal will require the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting and were voted.

What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

The Company will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact SHC’s proxy solicitation agent Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, + 1 (212) 297-0720 (Main) , + 1 (877) 629-6357 (Toll-Free) and Email: info@okapipartners.com with any questions about proposals described in this proxy statement or how to execute your vote.

THE ANNUAL GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Scienjoy Holding Corporation, as part of the solicitation of proxies by our Board for use at the Meeting to be held on November 8, 2021, and any adjournment or postponement thereof. This proxy statement is first being furnished to Shareholders on or about October 8, 2021. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held on November 8, 2021, at 10:00 a.m. (Beijing Time) at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, People’s Republic of China, 100029 or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask Shareholders to consider and vote upon the following proposals:

1.	the Directors Election Proposal or Proposal No. 1.

2.	the Charter Amendment Proposal or Proposal No. 2.

3.	the Re-designation and Conversion Proposal or Proposal No. 3.

Record Date and Voting Power

Our Board fixed the close of business on October 6, 2021 (U.S. Eastern Time), as the record date for the determination of the outstanding shares of ordinary shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 30,844,641 shares of Ordinary Shares outstanding. Each share of Ordinary Shares entitles the holder thereof to one vote. Accordingly, a total of 30,844,641 votes may be cast at this Meeting.

Quorum and Required Vote

A quorum of Shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if there are present in person or by proxy not less than 50 percent of the votes of the shares entitled to vote to be considered at the meeting.

Proposal No. 1 requires the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting and were voted.

Proposal No. 2 requires the affirmative vote of no less than 50 percent of the votes of the issued ordinary shares.

Proposal No. 3 requires the affirmative vote of a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting and were voted.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending to our proxy solicitation agent, Proxy Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, + 1 (212) 297-0720 (Main) , + 1 (877) 629-6357 (Toll-Free) and Email: info@okapipartners.com, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Proxy Okapi Partners LLC, a proxy solicitation firm that the Company has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

No Right of Appraisal

None of British Virgin Islands law, our Memorandum and Articles of Association or our Bylaws provides for appraisal or other similar rights for dissenting Shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact SHC’s proxy solicitation agent Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, + 1 (212) 297-0720 (Main) , + 1 (877) 629-6357 (Toll-Free) and Email: info@okapipartners.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, People’s Republic of China, 100029. The Company’s telephone number at such address is (86)10-66428188.

PROPOSAL NO. 1 — DIRECTORS ELECTION PROPOSAL

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee (the “Nominating Committee”) and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason, any nominee/director becomes unavailable for election, the proxies will be voted for such substitute nominee(s) as the Board may propose.

Board Qualifications and Director Nominees

According to the charter of the Nominating Committee, the desired qualifications and characteristics for Board membership should include: (i) having demonstrated notable or significant achievements in business, education or public service; (ii) possessing the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and (iii) having the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders. In addition, although we are a foreign private issuer, we choose to comply with the Nasdaq director independence requirements. We believe the nominees listed below satisfy the qualifications and characteristics for director candidates as set forth in the charter of the Nominating Committee and the nominates for independent directors meet the independence requirements as set forth in the Nasdaq director independence listing standards. Furthermore, we believe that the collective skills, experiences, qualifications and ethics of our directors provide our Board with the expertise and experience necessary to advance the interests of our Shareholders and are consistent with our longstanding values and standards.

The Director Nominees recommended by the Board are as follows:

Name	Age	Current Position
Xiaowu He	45	Director, Chief Executive Officer and Chairman of the Board
Bo Wan	45	Director, Chief Operating Officer
Yongsheng Liu	52	Director, Vice Chairman of the Board
Hucheng Zhou	42	Independent Director
Jian Sun	39	Independent Director (1)(2)(3)
Huifeng Chang	55	Independent Director (1)(2)(3)
Yibing Liu	48	Independent Director (1)(2)(3)

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

Information Regarding the Company’s Directors and the Director Nominees

Xiaowu He. Mr. He has been our Chief Executive Officer, Director and Chairman of the Board since May 2020. He is one of the three co-founders of Scienjoy and has served as the chief executive officer of Scienjoy since October 2011. Mr. He has been mainly responsible for Scienjoy’s overall business, including business strategies, company operations and financings. Mr. He has also been the 100% shareholder and director of Enmoli Inc. since December 2018 and the 100% shareholder and director of Heshine Holdings Limited, which is one of the two shareholders of Lavacano, since January 2019. Prior to founding Scienjoy in 2011, between 2008 and 2011, Mr. He served as the East Asia Regional Director of Business Development of Tyco International, a Fortune 500 Company, where he was responsible for commercial cooperation and development of the entire Sensormatic product line in East Asia. From 2006 to 2007, Mr. He worked at NCR/Teradata Toronto, Canada and provided technical and customer support for its DCM program. From 2004 to 2006, Mr. He was a manager at M&L Export and Import Company in Toronto, Canada. Prior to working in Canada, Mr. He worked in Fujian, China, and assumed various positions in UTStarcom, Shida System Integration Company, and Fujian Posts and Telecommunications. Mr. He received his MBA degree from the University of New Brunswick. We believe that Mr. He’s qualifications to sit on the board include his deep understanding of our business model and strong leadership in the capacity of an executive and a director, along with his expertise in strategic planning, corporate financing and business development, and extensive experience in the information technology industry.

Bo Wan. Mr. Wan has been our Chief Operating Officer and Director since May 2020. He is one of the three Co-founders of Scienjoy and has served as the chief operating officer of Scienjoy since October 2011. Mr. Wan has been mainly responsible for the Company’s business operation, marketing and human resources. Mr. Wan has also been the 100% shareholder and director of WBY Holdings Limited since December 2019. Prior to founding Scienjoy, Mr. Wan managed a team of over thirty people in the software department at NCR/Teradata in Beijing, China, a global leading company in financial products, data warehouse, and IT service from 2006 to 2012. He took the lead in designing and developing multiple BI products, the company’s first cloud-based solution and other programs. From 2001 to 2006, Mr. Wan assumed various positions including project director, project manager, senior pre-sale/post-sale consultant at NCR in Toronto, Canada. Mr. Wan also served as Huawei’s senior test development engineer in Beijing between 2000 and 2001 and worked as a project manager and software engineer at China Unicom in Tianjin between 1997 and 2000. Mr. Wan received his MBA degree from Lawrence Technological University. We believe that Mr. Wan is qualified to sit on the board due to his in-depth knowledge of Scienjoy, outstanding company management skills, and years of experience in supply chain, data analysis, customer development and human resources in the information technology, Internet and Mobile Internet industry.

Yongsheng Liu. Mr. Liu was our Chief Executive Officer and Chairman of our Board since our inception through the closing of the Company’s acquisition of Scienjoy Inc. on May 7, 2020 and related transactions (the “Business Combination”) and is currently a Director and Vice Chairman of the Board. Throughout the past 20 years, Mr. Liu has assumed various corporate leadership positions and demonstrated his strong execution ability and in-depth knowledge in private equity and corporate M&A transactions across a wide range of sectors including aviation, consumer, financial institutions, and technology. Since August 2020, Mr. Liu has been chief executive officer and chairman of the board of Goldenbridge Acquisition Limited. From March 2017 to April 2018, Mr. Liu served as Chairman and CEO of Royal China Holdings Limited (HKEx: 01683), during which he spearheaded the company’s international growth strategy focused at acquiring targets in aviation industry and finance sector. From the beginning of 2013 to March 2017, Mr. Liu was the Chairman of Joy Air General Aviation, Chairman of Cambodia Bayon Airlines, Vice Chairman of Everbright and Joy International Leasing Company, and President of General Aviation Investment Company (Shanghai). From April 2004 to August 2008, Mr. Liu also served as Chief Strategy Officer of United Eagle Airlines (subsequently renamed to Chengdu Airlines). From December 1994 to June 2000, Mr. Liu was a manager of China Southern Airlines responsible for ground staff training. Mr. Liu received his master degree from University of Ottawa in 2002 and his bachelor’s degree from Civil Aviation University of China in 1992. We believe that Mr. Liu is qualified to sit on our board due to his many years of public company management and director experience, along with his expertise in strategic planning, corporate financing and business development.

Hucheng Zhou. Mr. Zhou has served as an Independent Director of our Board since August 2021. He has extensive experience in board governance. He has served as an independent director of Soling Co Ltd. since December 2019. Mr. Zhou supervises the operation of Soling Co Ltd. on behalf of small and medium-sized shareholders, is responsible for convening the nomination committee and the strategic committee, and participates in the supervision of Soling Co Ltd.’s strategic remuneration and audit-related business. Mr. Zhou has also served as the vice president, deputy secretary general, and senior researcher at the Charhar Institute since April 2018. In addition, Mr. Zhou has served as the vice president of Guangdong Health China Society since March 2021, the vice president of Southeast and South Asia Branch of Europe-America Alumni Club since January 2020, the vice president of Guangdong Alumni Association of Nanyang Technological University since November 2018, the executive director of China Association for International Public Relations since May 2017, and a visiting professor at Visiting Professor of Seoul Communication University in Korea since March 2017. From March 2017 to April 2018, Mr. Zhou served as the executive director and executive vice president of Royal China International Holdings Limited. From December 2015 to March 2017, Mr. Zhou served as the press spokesperson of LeTV Holding Group. From February 2012 to November 2015, Mr. Zhou served as the deputy director of the Theory and Commentary Department of Nanfang Daily. Mr. Zhou obtained his Master of Public Administration from Nanyang Technological University in Singapore in 2014 and his Bachelor of Arts degree from Huazhong University of Science and Technology in Hubei, China in 2004. We believe that Mr. Liu is qualified to sit on our board due to his extensive corporate governance and management experience,

Jian Sun. Mr. Sun has served as an Independent Director of our Board since May 2020. He has extensive experience in the accounting field, both in academia and in practice. Mr. Sun is a Certified Public Accountant and has published articles in the field of accounting, business finance, and corporate governance. Since 2017, Mr. Sun has been a professor in the School of Accountancy at Central University of Finance and Economics in China (the “CUFE”). Since September 2016, he has also served as the vice dean at the CUFE. From 2009 to 2017, Mr. Sun taught at the CUFE, first as an assistant professor and then as an associate professor. Since 2017, he has served as an independent director at Founder Financing Services Company Limited and at Huadian Energy Company Limited. From 2015 to 2018, he served as an independent director at Panda Financial Company Limited. He also holds part-time academic positions at the Accounting Information Committee of Accounting Society of China and Accounting Information Standardization Committee of the China Ministry of Finance. Mr. Sun earned his bachelor’s degree and master’s degree in accounting from Southeast University’s Economic and Management School in 2003 and 2006, respectively. He obtained his Ph.D. in accounting from Renmin University in 2009. From 2015 to 2016, he was a visiting scholar at Eli Broad Business School, Michigan State University. We believe Mr. Sun is qualified to serve as an independent director because he has a deep understanding of accounting and has also served as an independent director at various companies before.

Huifeng Chang. Mr. Chang has served as an Independent Director of our Board since May 2020. He has extensive experience in business supervision and management. Since 2016, Mr. Chang has served as the chief financial officer and overseen a finance/accounting/tax/auditing staff of 200 people at Canadian Solar Inc., a global company with $4 billion revenue across more than 20 countries. Mr. Chang has also been a partner at Artis Consulting LLC since 2017 and a director at Aquamarine Capital Management LLC since 2015. From 2010 to 2015, Mr. Chang was the head of trading at CICC US Securities, Inc.’s Equity Trading department and oversaw an equity trading desk that serves over 300 institutional investors in the U.S. and over 50 institutional investors in China/Hong Kong SAR. From 2008 to 2010, Mr. Chang was the CEO at China Southern Oriental Patron (CSOP) Asset Management, a company he started from scratch and led to full operation. From 2000 to 2008, Mr. Chang was an equity prop trader at Citigroup Global Capital Markets. Before that, he worked as a derivative and risk modeler at Kamakura Corporation in Honolulu for a year. From 1995 to 1999, he served as a marketing manager at Philip Services Corporation in Honolulu. Mr. Chang graduated from Nanjing Agricultural University with a Bachelor of Science in Soil Science and Agri-chemistry and from the Chinese Academy of Science with a Master of Science in Soil Physics. He earned his Ph.D. in Soil Physics in 1991 and MBA in 1995 from the University of Hawaii. We believe Mr. Chang is qualified to serve as an independent director because he is experienced in company management and business development.

Yibing Liu. Mr. Liu has served as an Independent Director of our Board since May 2020. He has rich experience and expertise with technology, sales, strategy, and business development in the technology industry and in private equity and venture capital investment. Mr. Liu has been the founder and the executive director of Xinjiang Holgus Enkeer IT Co., Ltd. and Xiamen Huachanghui Investment Co. Ltd. since 2017 and 2016, respectively. Mr. Liu has been the partner of Beijing Wuyue Yuanhang Venture Capital LLP and Tianjin Haiyin Private Investment Fund LLP since 2015 and 2011, respectively. Mr. Liu received his master’s degree from Peking University. We believe Mr. Liu is qualified to serve as an independent director because he has practical experience and expertise in managing technology companies.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, that the election of Mr. Xiaowu He as a director of the Company, to serve until our next general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Bo Wan as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Yongsheng Liu as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Hucheng Zhou He as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Jian Sun as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Huifeng Chang is as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the election of Mr. Yibing Liu is as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

Vote Required

Proposal No. 1 will be approved if a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the election to the Board of all of the nominees described in this Proposal No. 1.

Corporate Governance

Board Composition

We are managed by a Board which currently consists of seven directors. Our Third Amended and Restated Memorandum and Articles of Association provides that the minimum number of directors shall be two and there shall be no maximum number of directors. The directors shall be elected by Resolution of Shareholders or, where permitted by our Third Amended and Restated Memorandum and Articles of Association, by Resolution of Directors. Pursuant to the respective director service agreement, the current directorship term of each of our current non-executive directors (including the independent directors) shall expire on the earlier of the date of the next stockholders meeting and the earliest of the following to occur: (a) the death of the director; (b) the termination of the director from his membership on the Board by the mutual agreement of us and the director; (c) the removal of the director from the Board in accordance with our governing documents; and (d) the resignation by the director from the Board.

Committees of the Board of Directors

There are three standing committees of our Board: the Audit Committee, the Nominating Committee and the Compensation Committee. The composition of each committee are described below:

●	Audit Committee: Jian Sun (Chairperson), Huifeng Chang, and Yibing Liu;

●	Nominating Committee: Huifeng Chang (Chairperson), Jian Sun, and Yibing Liu; and

●	Compensation Committee: Yibing Liu (Chairperson), Huifeng Chang, and Jian Sun.

The members of each committee are all “independent” under the Nasdaq’s listing standards. Mr. Chang is also a “financial expert” under the listing requirements of Nasdaq.

The Audit Committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages our independent accountants, reviewing their independence and performance; reviews our accounting and financial reporting processes and the integrity of its financial statements; the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; our compliance with legal and regulatory requirements; and the performance of our internal audit function and internal control over financial reporting.

The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. Specifically, the Nominating Committee makes recommendations to the Board regarding the size and composition of the Board, establishes procedures for the director nomination process and screens and recommends candidates for election to the Board. On an annual basis, the Nominating Committee recommends for approval by the Board certain desired qualifications and characteristics for board membership. Additionally, the Nominating Committee establishes and administers a periodic assessment procedure relating to the performance of the Board as a whole and its individual members. The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

The Compensation Committee reviews annually our corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the Board with respect to non-CEO and non-CFO compensation and administers our incentive-compensation plans and equity-based plans. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. Our chief executive officer of may not be present during voting or deliberations of the Compensation Committee with respect to his compensation. our executive officers do not play a role in suggesting their own salaries. Neither we nor the Compensation Committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Hucheng Zhou, Jian Sun, Huifeng Chang and Yibing Liu are “independent directors” as defined by NASDAQ.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation of Directors and Executive Officers

Company Executive Officers and Directors Compensation Prior to the Closing of the Business Combination

Prior to the closing of the Business Combination, other than the HKD$50,000 per month that had been paid since July 2018 to Yongsheng Liu, no executive officer had received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, we agreed to reimburse such individuals for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There was no limit on the amount of these out-of-pocket expenses and there was no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which included persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Company Executive Officers and Directors Compensation for the Last Full Financial Year

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB2.26 million in cash to our directors and executive officers, and we paid an aggregate of RMB0.58 million cash compensation to certain of our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, please see the section entitled “Equity Incentive Plan” below.

Equity Incentive Plan

On February 8, 2021, the Board of the Company approved the 2021 Plan, for the purpose of to providing additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The 2021 Plan authorized the Board, any committee appointed by Board, or any such person authorized by the Board or such committee, to grant equity incentive awards, including options, restricted shares, and restricted share units to directors, employees and consultants of the Company for a number of ordinary shares not exceeding 3,000,000, subject to adjustments as may be required in accordance with the terms of the Plan. The vested portion of equity awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. The maximum exercisable term is ten years from the date of a grant. As of the date of this prospectus, no equity award has been granted under 2021 Plan.

The following paragraphs summarize the terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. The 2021 Plan is administered by our Board or committee or individuals authorized by our Board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and the consultants of our company and any Related Entity (as defined in the 2021 Plan) are eligible to participate pursuant to the terms of the 2021 Plan.

Conditions of Award. Subject to the terms of the Plan, the plan administrator shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2021 Plan after ten years from the date the 2021 Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Termination and Amendment. Unless terminated earlier, the 2021 Plan has a term of 10 years. The plan administrator has the authority to amend or terminate the 2021 Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

Employment Agreements

Prior to the closing of the Business Combination, we had not entered into any employment agreements with our executive officers, and had not made any agreements to provide benefits upon termination of employment. Our current executive officers have entered into employment agreements with certain of our operating subsidiaries. These agreements each contain customary terms, including each executive officer’s salary, bonus, duties, employment benefits, noncompetition, non-solicitation, confidentiality of information, assignment of inventions and intellectual property, and termination. Either party may terminate these employment agreements with either thirty days’ written notice to the other party as specified in the respective agreements, or we may elect to terminate any of these service agreements and make a one-month payment in lieu of notice. We may also terminate an executive officer’s employment for certain causes, at any time, without prior notice or compensation.

Director Service Agreements

In connection with their election as our directors, each of our current non-executive directors (including the independent directors) has entered into a standard director service agreement with us, pursuant to which (a) such director will be entitled to annual cash retainers and/or equity incentive plans (which have yet to be established), (b) we agreed to indemnify its directors to the fullest extent authorized in our governing documents and applicable law, and such indemnity only applies if the director acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, we had no reasonable cause to believe that the director’s conduct was unlawful; and (c) the directorship term will expire at the next annual stockholders meeting, subject to earlier extraordinary events.

Security Ownership and Voting Power of Certain Beneficial Owners and Management

The following tables sets forth information regarding the beneficial ownership of the Company’s ordinary shares and the related voting power as of the date of this notice:

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its stock;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have, immediately prior to the date of this notice, sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. All Company shares subject to options or warrants exercisable within 60 days of the date of this notice are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages in the table are based on 30,844,641 shares and 6,023,700 warrants issued and outstanding as of September 21, 2021, assuming none of the warrants have been exercised. In calculating this percentage for a particular holder, we treated as outstanding the number of our shares issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Shares of Ordinary Shares and Voting Power
Oriental Holdings Limited (2)(3)	1,632,000	5.29%
Tongfang Stable Fund(4)	10,950,834	35.50%%
Heshine Holdings Limited(5)(6)	17,970,600	58.26%
Cosmic Soar Limited (7)(8)	4,327,679	14.03%
WBY Entertainment Holdings Ltd. (9)(10)	4,492,650	14.57%
Sheng Hou (8)	4,327,679	14.03%
Xiaowu He (11)	17,970,600	58.26%
Bo Wan (10)	4,492,650	14.57%
Yongsheng Liu	143,750	*
Denny Tang	—	—
Jining Li (2)(3)	1,632,000	5.29%
Huifeng Chang	—	—
Jian Sun	—	—
Yibing Liu	—	—
Hucheng Zhou	—	—
All directors and officers as a group (8 individuals)	22,607,000	73.29%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation, 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China, 100029.

(2)	The address of Mr. Jining Li and Oriental Holdings Limited is Unit B, 17/F Success Commercial Building 245-251 Hennessy Road, Wanchai, Hong Kong.

(3)	Mr. Jining Li has voting and dispositive power over the shares owned by Oriental Holdings Limited.

(4)	The address of Tongfang Stable Fund is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

(5)	The address of Heshing Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	On August 11, 2021, our previous controlling shareholder, Lavacano Holdings Limited distributed all of 17,970,600 ordinary shares it owned to its two shareholders: Tongfang Stable Fund (“TF”) and Heshine Holdings Limited (“Heshine”), pursuant to a Share Distribution and Conversion Rights Assignment Agreement (the “Share Distribution Agreement”) as follows: 10,950,834 ordinary shares to TF and 7,019,766 ordinary shares to Heshine. Under the Share Distribution Agreement, each of TF and Heshine irrevocably and unconditionally agreed to vote all of the shares it owns from time to time in favor of adoption of a dual-class share capital by the Company and conversion of 2,625,058 of the ordinary shares owned by Heshine (out of the 7,019,766 ordinary shares distributed to Heshine) to Class B ordinary shares, and TF irrevocably granted Heshine the proxy to vote in accordance with such voting arrangement. Because of such voting arrangement and the proxy granted thereunder, Heshine and TF may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, as to the 10,950,834 ordinary shares held by TF. In addition, Xiaowu He is the sole shareholder and sole director of Heshine and may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, as to the 10,950,834 ordinary shares owned by TF.

(7)	The address of Cosmic Soar Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Island.

(8)	Mr. Sheng Hou has voting and dispositive power over the shares owned by Cosmic Soar Limited.

(9)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(10)	Mr. Bo Wan has voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(11)	Mr. Xiaowu He has voting and dispositive power over the shares owned by Heshine Holdings Limited.

Furthermore, if the Proposal No. 2 and Proposal No. 3 are approved at this Meeting, out of 7,019,766 ordinary shares owned by Heshine, 2,625,058 ordinary shares will be converted to the same amount of Class B Ordinary Shares with 10 votes per share, while all other issued and outstanding ordinary shares will be re-designated as the Class A Ordinary Shares with 1 vote per share. Such alteration of share capital and voting power of the Company will result in further concentration of ownership held by Heshine. For details, please see the section entitled “Security Ownership and Voting Power of Certain Beneficial Owners and Management Immediately Prior to and after Proposal No. 3 is Approved (Assuming Such Approval is Obtained at the Meeting)” of Proposal No. 3, which is incorporated herein by reference.

PROPOSAL NO. 2 – CHARTER AMENDMENT PROPOSAL

Summary of the Charter Amendment

Our Board has adopted and deemed advisable and is recommending that our shareholders approve and adopt proposed Charter Amendment to:

●	create three share classes being the Class A Ordinary Shares, the Class B Ordinary Shares and the Class A Preferred Shares. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have ten votes at a meeting of the Shareholders or on any Resolution of Shareholders whereas each Class A Ordinary Share shall only have one vote;

●	authorize the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine by amending the Company’s Memorandum by Resolution of Directors;

●	remove redundant references to the IPO and Business Combination;

●	make specific reference to the power to issue warrants and options;

●	provide a mechanism for the redesignation and reclassification of ordinary shares as Class A and the conversion of ordinary shares into Class B Ordinary Shares;

●	eliminate the staggered board structure;

●	fix the term of the directors at a two-year period;

●	reduce the voting threshold of the written resolution of shareholders to remove any director to 50%;

●	change the consent threshold with respect to variation of rights attached to any class of share from “not less than 50 percent of the issued Shares in that class” to “not less than 50 percent of the voting rights attached to the issued Shares in the effected class or classes”; and otherwise

●	generally update the Memorandum and Articles by amending and restating its Memorandum and Articles in the form of the proposed Fourth Amended and Restated Memorandum and Articles of Association.

The foregoing summary of the Charter Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Annex A.

Procedure for Implementing the Charter Amendment

The Fourth Amended and Restated Memorandum and Articles of Association, if approved by our shareholders, would become effective upon the registration by the BVI Registrar of Corporate Affairs, filed by the registered agent.

Reason for the Charter Amendment

The Board deems that it is for the best interest of the Company and the shareholders to approve the Charter Amendments to address the needs of the Company. In particular:

●	the proposed dual class share structure and the proposed mechanism for the redesignation and reclassification of ordinary shares as Class A and the conversion of ordinary shares into Class B Ordinary Shares are both for the purposes of fulfilling the Company’s contractual obligations under the Share Exchanged Agreement in connection with the Business Combination.

●	the proposed authorization to issue Class A Preferred Shares is to provide the Company with more flexibility to raise fund.

●	the references to the IPO and Business Combination are not necessary or applicable after the Business Combination was completed.

●	the proposed specific reference to the power to issue warrants and options is to clarify that the Company has the power to issue various types of securities in the future.

●	the proposed elimination of the staggered board structure would improve each director’s accountability for election and would serve to keep directors closely focused on performance and the maximization of shareholder value.

●	the proposed reduction of the voting threshold of the written resolution of shareholders to remove any director from 75% to 50% is to increase the directors’ accountability to the shareholders.

●	the proposed change of the consent threshold with respect to variation of rights attached to any class of share is to make such threshold to be consistent with the Company’s current voting structure.

●	the proposed two-year term of the directors is considered by the Board as the proper length of period which could allow the Board to focus on long-term goals while being subject to the shareholders’ review.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as a special resolution, that Fourth Amended and Restated Memorandum and Articles of Association are approved and adopted in all respects.”

Vote Required.

Proposal No. 2 will be approved if no less than 50 percent of the votes of the issued ordinary shares vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of the Charter Amendment as described in this Proposal No. 2.

PROPOSAL NO. 3 — RE-DESIGNATION AND CONVERSION PROPOSAL

Background

As a result of the closing of the Business Combination contemplated under the Share Exchange Agreement dated as of October 28, 2019 (the “Share Exchange Agreement”), to which the Company and Lavacano Holdings Limited (“Lavacano”) and other parties named therein are parties, Lavacano acquired 17,970,600 ordinary shares of the Company and will acquire additional earnout shares if certain earnout targets are achieved. Pursuant to Section 3.2 and Section 9.8 of the Share Exchange Agreement, if the Company qualifies as a “foreign private issuer” as defined in Rule 36-4 promulgated under the Exchange Act (“Foreign Private Issuer”) at any time following the closing and as promptly as practicable following the determination of gaining the Foreign Private Issuer status , the Company shall use its reasonably best efforts to reclassify its capital shares into two classes, i.e. Class A Ordinary Shares with one vote per share and Class B Ordinary Shares with ten votes per shares (the “Reclassification”), and certain amount of the Ordinary Shares that Lavacano already acquired and may acquire as additional earnout shares will automatically be converted into Class B Ordinary Shares on 1:1 (the “Conversions” and such conversion rights, the “Conversion Rights” and such converted shares, the “Conversion Shares”).

On June 30, 2020, the Company determined that, as of June 30, 2020, the Company qualified as a Foreign Private Issuer and filed a current report on Form 8-K to report such determination.

Pursuant to a Share Distribution and Conversion Rights Assignment Agreement (the “Share Distribution Agreement”) dated August 11, 2021, by and among the Company, Lavacano, and the two shareholders of Lavacano – Heshine Holdings Limited (“Heshine”) and Tongfang Stable Fund (“TF”), Lavacano distributed 7,019,766 and 10,950,834 Ordinary Shares to Heshine and TF, respectively, each for no consideration (collectively, the “Distribution”).

Given that the Distribution occurred prior to the anticipated Reclassification, pursuant to the Share Distribution Agreement, Lavacano assigned to Heshine any and all Conversion Rights in connection with the Conversion Shares, including, without limitation, the rights to convert 2,625,058 Ordinary Shares (which are among the 7,019,766 Ordinary Shares distributed to Heshine in the Distribution) to the same amount of Class B Ordinary Shares, and the Company provided the written consent to such assignment. Furthermore, under the Share Distribution Agreement, (1) each of TF and Heshine irrevocably and unconditionally agrees to vote all securities of the Company that such party owns from time to time, including the Ordinary Shares distributed to each such party in the Distribution, in favor of the Reclassification and the Conversions, and (2) TF irrevocably constituted and appointed Heshine and any designee thereof as its proxies to vote or act in written consent with respect to those shares in accordance with the aforementioned voting arrangement. With respect to the additional earnout shares of the Company that Lavacano may acquire from the Company in the future, assuming that such issuance will occur after the Reclassification, under the Share Distribution Agreement, (1) Lavacano agreed to, within ten (10) business days following such issuance, distribute such shares to TF and Heshine pro rata, out of which the Conversion Shares converted therefrom will only be distributed to Heshine, and (2) to the extent that any such Conversion Shares have not been distributed to Heshine, Lavacano irrevocably constituted and appointed Heshine and any designee thereof, as its proxies to vote or act by written consent with respect to any and all of such Conversion Shares with regard to any question, action, resolution, election or other matter presented to the shareholders of the Company for vote or approval. The Company has acknowledged both proxies granted in the Share Distribution Agreement.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as a special resolution, that all of the existing issued and unissued Ordinary Shares of the Company other than 2,625,058 Ordinary Shares issued and currently registered in the name of Heshine Holdings Limited, be and are re-designated as Class A Ordinary Shares.”

“RESOLVED, as a special resolution, 2,625,058 of the existing issued ordinary shares registered in the name of Heshine Holdings Limited, be and are converted into the same amount of Class B Ordinary Shares.”

Vote Required

The Proposal No. 3 will be approved if a majority of in excess of 50 percent of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the redesignation and conversion as described in this Proposal No. 3.

Effect of Approval of Proposal No. 3 on the Shareholders of the Company

If Proposal No. 3 is approved at the Meeting, Xiaowu He, our founder, Chief Executive Officer, Director and the Chairman of the Board will have more than 50% voting power of the Company and the voting power of all other existing shareholders, including you, will be diluted.

Security Ownership and Voting Power of Certain Beneficial Owners and Management Immediately Prior to and after Proposal No. 3 is Approved (Assuming Such Approval is Obtained at the Meeting)

For the information regarding the beneficial ownership of the Company’s shares and the related voting power immediately prior to the approval of Proposal No. 3, please see the section entitled “Security Ownership and Voting Power of Certain Beneficial Owners and Management” of the Proposal No. 1, which is incorporated herein by reference.

The following table sets forth information regarding the beneficial ownership of the Company’s shares and the related voting power immediately after Proposal No. 3 is approved (assuming such approval is obtained at the Meeting).

●	each person known to the Company who is the beneficial owner of more than 5% of any class of its shares;

●	each of its officers and directors; and

●	all of its officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have, immediately after the Proposal No. 3 is approved, sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. All Company shares subject to options or warrants exercisable within 60 days of the approval of the Proposal No. 3 deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages in the table are based on 30,844,641 shares and 6,023,700 warrants issued and outstanding as of September 21, 2021, consisting of (1) 28,219,583 Class A Ordinary Shares and (ii) 2,625,058 Class B Ordinary Shares, and assuming none of the warrants have been exercised. In calculating this percentage for a particular holder, we treated as outstanding the number of our shares issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants.

	Amount and Nature of Beneficial Ownership of Class A Ordinary Shares		Amount and Nature of Beneficial Ownership of Class B Ordinary Shares		Voting Power
Name and Address of Beneficial Owners(1)	Number	%	Number	%	(%)
Oriental Holdings Limited (2)(3)	1,632,000	5.29%	—	—	3.00%
Tongfang Stable Fund(4)	10,950,834	35.50%	—		20.10%
Heshine Holdings Limited(5)(6)	4,394,708	14.25%	2,625,058	8.51%	56.26%
Cosmic Soar Limited (7)(8)	4,327,679	14.03%	—	—	7.95%
WBY Entertainment Holdings Ltd. (9)(10)	4,492,650	14.57%	—	—	8.25%
Sheng Hou (8)	4,327,679	14.03%	—	—	7.95%
Xiaowu He (11)	4,394,708	14.25%	2,625,058	8.51%	56.26%
Bo Wan (10)	4,492,650	14.57%	—	—	8.25%
Yongsheng Liu	143,750	*	—	—	*
Denny Tang	—	—	—	—
Jining Li (2)(3)	1,632,000	5.29%	—		3.00%
Huifeng Chang	—	—	—	—
Jian Sun	—	—	—	—
Yibing Liu	—	—	—	—
Hucheng Zhou	—	—	—	—
All directors and officers as a group (8 individuals) 64.87%	9,031,108	29.28%	2,625,058	8.51%	64.77%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Scienjoy Holding Corporation, 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China, 100029.

(2)	The address of Mr. Jining Li and Oriental Holdings Limited is Unit B, 17/F Success Commercial Building 245-251 Hennessy Road, Wanchai, Hong Kong.

(3)	Mr. Jining Li has voting and dispositive power over the shares owned by Oriental Holdings Limited.

(4)	The address of Tongfang Stable Fund is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

(5)	The address of Heshing Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	As explained in the footnote (6) of the section entitled “Security Ownership and Voting Power of Certain Beneficial Owners and Management” of the Proposal No. 1, because of the voting arrangement between Tongfang Stable Fund (“TF”) and Heshine Holdings Limited (“Heshine”) and the proxy granted thereunder pursuant to the Share Distribution and Conversion Rights Assignment Agreement dated August 11, 2021, Heshine/Xiaowu He and TF may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, as to the shares owned by TF. However, if the Proposal No. 3. is approved, such voting arrangement and the proxy granted thereafter will expire and immediately afterwards Heshine/Xiaowu He and TF will not be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, as to the shares held by TF.

(7)	The address of Cosmic Soar Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Island.

(8)	Mr. Sheng Hou has voting and dispositive power over the shares owned by Cosmic Soar Limited.

(9)	The address of WBY Entertainment Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(10)	Mr. Bo Wan has voting and dispositive power over the shares owned by WBY Entertainment Holdings Ltd.

(11)	Mr. Xiaowu He has voting and dispositive power over the shares owned by Heshine Holdings Limited.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual General Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

DELIVERY OF DOCUMENTS TO HOUSEHOLDS

Pursuant to the rules of the SEC, SHC and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement, unless SHC has received contrary instructions from one or more of such shareholders. Upon written or oral request, SHC will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that SHC deliver single copies of the proxy statement in the future. Shareholders may notify SHC of their requests by contacting SHC as follows:

Scienjoy Holding Corporation

3rd Floor, JIA No. 34, Shenggu Nanli,

Chaoyang District, Beijing, P.R. China, 100029

Attn: Xiaowu He

Tel: (86)10-66428188

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement incorporates important information about SHC that is not included or delivered herewith. If you would like to receive additional information or if you want copies of the documents and agreements referenced to in this proxy statement or any other documents filed by SHC with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact the following:

Scienjoy Holding Corporation

3rd Floor, JIA No. 34, Shenggu Nanli,

Chaoyang District, Beijing, P.R. China, 100029

Attn: Xiaowu He

Tel: (86)10-66428188

You may also obtain these documents by requesting them in writing or by telephone from the Company’s proxy solicitation agent at the following address and telephone number:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

+ 1 (212) 297-0720 (Main)

+ 1 (877) 629-6357 (Toll-Free)

Email: info@okapipartners.com

In addition, SHC is subject to the informational requirements of the Securities Exchange Act, and is required to file reports, any proxy statements and other information with the Securities and Exchange Commission. Any reports, statements or other information that the Company files with the Securities and Exchange Commission, including this proxy statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549, at prescribed rates or from its website on the Internet at www.sec.gov, free of charge. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms.

SHC has not authorized anyone to provide you with information that differs from that contained in this proxy statement. You should not assume that the information contained in this proxy statement is accurate as on any date other than the date of this proxy statement. This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

Annex A

Fourth Amended and Restated Memorandum and Articles of Association

BVI COMPANY NUMBER: 1977965

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Scienjoy Holding Corporation

A COMPANY LIMITED BY SHARES

Incorporated on the 2nd day of May 2018

Amended on 17 July 2018 and filed on 26 July 2018

Amended and Restated on 5 February 2019

Amended and Restated on 6 May 2020

Amended and Restated on [ * ] 2021

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

Scienjoy Holding Corporation

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company, as amended or substituted from time to time;

“Audit Committee” means the audit committee of the Company formed pursuant to Regulation 19, or any successor audit committee;

“Auditor” means the person for the time being performing the duties of auditor of the Company (if any);

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Ordinary Shares” means the class A ordinary shares of no par value having the rights set out in this Memorandum;

“Class A Preferred Shares” means the class A preferred shares of no par value having the rights set out in this Memorandum;

“Class B Ordinary Shares” means the class B ordinary shares of no par value having the rights set out in this Memorandum;

“Designated Stock Exchange” means any national securities exchange in the United States of America on which Public Shares of the Company may be listed for trading, including the NASDAQ Stock Market LLC, the NYSE MKT LLC or The New York Stock Exchange LLC;

“Directors” means the directors for the time being of the Company;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“FINRA” means the Financial Industry Regulatory Authority of the United States of America;

“IPO” means the Company’s initial public offering of securities;

“Member” means a Shareholder as defined below;

“Memorandum” means this Memorandum of Association of the Company and all supplementary amended or substituted memorandum of the Company for the time being in force;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Public Shares” means Class A Ordinary Shares that are listed on a Designated Stock Exchange;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Registration Statement” means the Company’s registration statement on Form F-3 filed with the SEC;

“Relevant System” means a system utilised for the purposes of holding and transferring shares of the Company;

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Shares” means the Ordinary Shares and the Class A Preferred Shares;

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e)	the singular includes the plural and vice versa.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is Scienjoy Holding Corporation.

3.	STATUS

The Company is a company limited by Shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent. The current registered office of the Company is situated at, Clarence Thomas Building, Road Town, Tortola, VG1110, British Virgin Islands.

4.2.	The first registered agent of the Company was Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The current registered agent is FH Corporate Services Ltd. of P.O. Box 4649, Road Town, Tortola, VG1110, British Virgin Islands.

4.3.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4.	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5.	The registered agent shall:

(a)	act on the instructions of the directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)	recognize and accept the appointment or removal of a director or directors by Shareholders.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1.	Shares in the company shall be issued in the currency of the United States of America.

6.2.	The Company is authorized to issue an unlimited number of shares divided into three classes each with no par value as follows: (i) an unlimited number of the Class A Ordinary Shares; (ii) 2,925,058 Class B Ordinary Shares and (iii) 50,000,000 Class A Preferred Shares.

6.3.	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4.	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

6.5.	The directors may, subject to the Act, by amending this Memorandum and/or the Articles by Resolution of Directors, determine the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions of the Class A Preferred Shares, if any, including without limitation preferences that any Class A Preferred Shares issued by the Company confers on the holder.

7.	RIGHTS OF SHARES

7.1.	Each Class A Ordinary Share confers upon the Shareholder:

(a)	the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2.	Each Class B Ordinary Share confers upon the Shareholder:

(a)	the right to ten votes at a meeting of the Shareholders or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company;

(c)	the right at any time, at the sole option of the Shareholder, to convert any Class B Ordinary Share into a Class A Ordinary Share in accordance with the procedure set out in Regulations 3.4 to 3.6 of the Articles; and

(d)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.3.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

The rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the voting rights attached to the issued Shares in the effected class or classes.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	REGISTERED SHARES

10.1.	The Company shall issue Registered Shares only.

10.2.	The Company is not authorized to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

11.	TRANSFER OF SHARES

11.1.	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2.	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1.	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that subject to clause 6.5 no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8, 9 or 12 of the Memorandum provided that nothing in this sub-clause shall prevent the directors from amending the Memorandum or the Articles by Resolution of Directors to set out the share rights attaching to the Class A Preferred Shares as envisaged in clause 6.5.

12.2.	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 2nd day of May, 2018.

Incorporator

Sd. Rexella D. Hodge
(Sd.) Rexella D. Hodge
Authorized Signatory Vistra (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

Scienjoy Holding Corporation

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1.	Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorized by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorized person and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1.	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6.	No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7.	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.

2.8.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Person ceased to be a Shareholder.

2.9.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2.11.	For the purpose of determining Shareholders entitled to notice of, or to vote at any meeting of Shareholders or any adjournment thereof, or Shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of Shareholders for any other purpose, the Directors may, after any applicable notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the register of members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

2.12.	In lieu of, or apart from, closing the register of members, the Directors may fix in advance or arrears a date as the record date for any such determination of Shareholders entitled to notice of, or to vote at any meeting of the Shareholders or any adjournment thereof, or for the purpose of determining the Shareholders entitled to receive payment of any dividend or other Distribution, or in order to make a determination of Shareholders for any other purpose.

2.13.	If the register of members is not so closed and no record date is fixed for the determination of Shareholders entitled to notice of, or to vote at, a meeting of shareholders or shareholders entitled to receive payment of a dividend or other Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the directors resolving to pay such dividend or other Distribution is passed, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting of shareholders has been made as provided in this Regulation, such determination shall apply to any adjournment thereof.

2.14.	Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	Subject to the provisions of the Act, and where applicable, the rules of the Designated Stock Exchange and Regulation 24 of these Articles, the Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3.	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorizing the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4.	A Shareholder holding Class B Ordinary Shares may at any time require the Company to convert all or a portion of the Class B Ordinary Shares held by that Shareholder for Class A Ordinary Shares by giving the Company notice of such request not less than 21 days prior to the date on which such conversion is required to take place. The notice shall specify the number and series of Class B Ordinary Shares that the Shareholder wishes to convert and the date on which the Shareholder requires the conversion to occur and shall be accompanied by the relative share certificates, if any have been issued by the Company. The conversion shall be effected on the date specified in the notice by, at the absolute discretion of the directors, either:

(a)	conversion of the Class B Ordinary Shares into Class A Ordinary Shares; or

(b)	the redesignation of the Class B Ordinary Shares into Class A Ordinary Shares; or

(c)	redemption of the Class B Ordinary Shares and application of the proceeds of such redemption for the allotment of Class A Ordinary Shares.

3.5.	In each case, the number of Class A Ordinary Shares to be issued shall be equal to the number of Class B Ordinary Shares on the relevant conversion date.

3.6.	Each Shareholder authorises the Company to make such conversion on the basis set out in this Regulation and irrevocably appoints the Company as its agent for such purpose.

3.7.	On conversion, exchange, redesignation or redemption of Class B Ordinary Shares into Class A Ordinary Shares the converted, exchanged, redesignated or redeemed Class B Ordinary Shares will not be available for reissue.

3.8.	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.9.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.10.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.11.	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.12.	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

3.13.	The Company may redesignate, reclassify or convert all or a portion of:

(a)	the Ordinary Shares held by a Shareholder into Class A Ordinary Shares; and

(b)	the Ordinary Shares held by a Shareholder into Class B Ordinary Shares with the consent of that Shareholder;

by Resolution of Shareholders effecting such redesignation, reclassification or conversion as the case may be. The Resolution of Shareholders shall specify the number of Ordinary Shares or Class A Ordinary Shares that the Company intends to redesignate, reclassify or convert into Class A Ordinary Shares and, or Class B Ordinary Shares as the case may be and the date on which the redesignation, reclassification or conversion is to occur. The Shareholder shall deliver the relevant Ordinary Share and or Class A Ordinary Share certificates, (if any have been issued by the Company) to the Company. The conversion shall be affected by, either:

(c)	the conversion of the relevant Ordinary Shares or Class A Ordinary Shares into Class A Ordinary Shares or Class B Ordinary Shares as specified in the Resolution of Shareholders; or

(d)	the redemption of the Ordinary Shares or Class A Ordinary Shares and application of the proceeds of such redemption for the allotment of Shares of the relevant Share class.

In either case each Ordinary Share shall be converted into one Class A Ordinary Share or one Class B Ordinary Share (as the case may be) and each Class A Ordinary Share shall be converted into one Class B Ordinary Share.

3.14.	Each Shareholder authorizes the Company to make such conversion on the basis set out in this Regulation and irrevocably appoints the Company as its agent for such purpose.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Shareholders may mortgage or charge their Shares.

4.2.	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject to the Memorandum and these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

6.2.	Reference to the transfer of a Class B Ordinary Share includes the transfer or assignment of a beneficial or other interest in that Share or the creation of a trust or Encumbrance over that Share and reference to a Share includes a beneficial or other interest in a Share.

6.3.	If a Shareholder transfers or purports to transfer a Class B Ordinary Share otherwise than to a Permitted Transferee such Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares.

6.4.	The conversion shall be effected on the date of the transfer or purported transfer, at the absolute discretion of the directors, either by:

(a)	the conversion of the Class B Ordinary Shares into Class A Ordinary Shares; or

(b)	the redesignation of the Class B Ordinary Shares into Class A Ordinary Shares; or

(c)	the redemption of the Class B Ordinary Shares and application of the proceeds of such redemption for the allotment of Class A Ordinary Shares.

6.5.	In each case, the number of Class A Ordinary Shares to be issued shall be equal to the number of Class B Ordinary Shares on the relevant conversion date.

6.6.	Each Shareholder authorises the Company to make such conversion on the basis set out in this Regulation and irrevocably appoints the Company as its agent for such purpose.

6.7.	In Regulations 6.3 and 6.4 the following definitions apply:

“Family Trusts” means as regards any particular individual member or deceased or former individual member, trusts (whether arising under a settlement, declaration of trust or other instrument by whomsoever or wheresoever made or under a testamentary disposition or on an intestacy) under which no immediate beneficial interest in any of the shares in question is for the time being vested in any person other than the individual and/or Privileged Relations of that individual; and so that for this purpose a person shall be considered to be beneficially interested in a share if such share or the income thereof is liable to be transferred or paid or applied or appointed to or for the benefit of such person or any voting or other rights attaching thereto are exercisable by or as directed by such person pursuant to the terms of the relevant trusts or in consequence of an exercise of a power or discretion conferred thereby on any person or persons;

“Group” means the Company and its subsidiary undertaking(s) (if any) from time to time and “Group Company” shall be construed accordingly;

“a Member of the same Fund Group” means if the Shareholder is a fund, partnership, company, syndicate or other entity whose business is managed by a Fund Manager (an “Investment Fund”) or is a nominee of that Investment Fund:

(a)	any participant or partner in or member of any such Investment Fund or the holders of any unit trust which is a participant or partner in or member of any Investment Fund (but only in connection with the dissolution of the Investment Fund or any distribution of assets of the Investment Fund pursuant to the operation of the Investment Fund in the ordinary course of business);

(b)	any Investment Fund managed or advised by that Fund Manager;

(c)	any parent undertaking or subsidiary undertaking of that Fund Manager, or any subsidiary undertaking of any parent undertaking of that Fund Manager; or

(d)	any trustee, nominee or custodian of such Investment Fund and vice versa;

“a Member of the same Group” means as regards any company, a company which is from time to time a parent undertaking or a subsidiary undertaking of that company or a subsidiary undertaking of any such parent undertaking;

“Permitted Transferee” means:

(a)	in relation to a Shareholder who is an individual, any of his Privileged Relations, Trustees or Qualifying Companies;

(b)	in relation to a Shareholder which is an undertaking means any Member of the same Group; and

(c)	in relation to a Shareholder which is an Investment Fund means any Member of the same Fund Group;

“Privileged Relation” in relation to a Shareholder who is an individual member or deceased or former member means a spouse, civil partner, child or grandchild (including step or adopted or illegitimate child and their issue);

“Qualifying Company” means a company in which a Shareholder or Trustee(s) holds the entire issued share capital and over which that Shareholder or Trustee(s) exercises control.

“Trustees” in relation to a Shareholder means the trustee or the trustees of a Family Trust.

6.8.	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the register of members.

6.9.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.10.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.11.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.12.	Notwithstanding any other provisions of the Memorandum and Articles, Shares in the Company may be transferred by means of a Relevant System and the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer shares) shall act as agent of the members for the purposes of the transfer of any shares transferred by means of the Relevant System.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.	Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.	The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”)

I/We,______________________, being a Shareholder of the Company HEREBY APPOINT _________________ of______________________or failing him _______________of _____________to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the______ day of ___________, 20____ and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this_____ day of ______________, 20_____

__________________________

Shareholder

7.10.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting.

If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.	Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorize such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorized shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.20.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1.	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or, where permitted by these Articles, by Resolution of Directors.

8.2.	No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.	Subject to Sub-Regulation 8.1, the minimum number of directors shall be two and there shall be no maximum number.

8.4.	Any Director so appointed shall, if still a Director, retire at the next general meeting after his appointment and be eligible to stand for election as a Director at such meeting. At each general meeting of the Company, each Director elected at such meeting shall be elected to hold office for a two-year term.

8.5.	Other than earlier removal or resignation pursuant to this Regulation 8 or in the event of his death, all Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

8.6.	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 50 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.7.	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.8.	The directors may at any time appoint any person to be a director to fill a vacancy. Where the directors appoint a person as director to fill a vacancy, the replacement director will then hold office until the next general meeting of the Company and until their successors shall have been elected and qualified, other than earlier removal or resignation pursuant to this Regulation 8 or in the event of his death.

8.9.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.10.	Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.11.	The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole Shareholder/director who nominated him,

(i)	he resigns as reserve director, or

(ii)	the sole Shareholder/director revokes the nomination in writing; or

(b)	the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.12.	The Company shall keep a register of directors (the “register of directors”) containing:

(a)	in the case of an individual director, the particulars stated in section 118A(1)(a) of the Act;

(b)	in the case of a corporate director, the particulars stated in section 118A(1)(b) of the Act; and

(c)	such other information as may be prescribed by the Act.

8.13.	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.14.	The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act.

8.15.	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.16.	A director is not required to hold a Share as a qualification to office.

8.17.	A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)	exercise the appointing director’s powers; and

(b)	carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.18.	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.19.	The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.20.	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.21.	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.22.	The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.	Any director which is a body corporate may appoint any individual as its duly authorized representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.	The continuing directors may act notwithstanding any vacancy in their body.

9.6.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7.	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their members to be chairman of the meeting.

10.8.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorized by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorize the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.	The Resolution of Directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)	the Company’s holding company; or

(b)	a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS AND UNDERLYING DOCUMENTATION

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4.	Where the original register of members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	the records and underlying documentation of the Company;

(b)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(c)	minutes of meetings and Resolutions of Directors and committees of directors; and

(d)	an impression of the Seal.

15.6.	The records and underlying documentation of the Company shall be in such form as:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

15.7.	The Company shall retain the records and underlying documentation for a period of at least five years from the date:

(a)	of completion of the transaction to which the records and underlying documentation relate; or

(b)	the Company terminates the business relationship to which the records and underlying documentation relate.

15.8.	Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the Company’s records and underlying documentation.

15.9.	Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within 14 days of the change, provide its registered agent with:

(a)	the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the Company’s records and underlying documentation.

15.10.	The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

15.11.	The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.	REGISTER OF CHARGES

16.1.	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

16.2.	Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges maintained in accordance with Sub-Regulation 16.1, the Company shall, within 14 days of the change occurring, transmit details of the change to the registered agent.

17.	SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorized from time to time by Resolution of Directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS

18.1.	The directors of the Company may, by Resolution of Directors, authorize a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Distributions may be paid in money, Shares, or other property.

18.3.	Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

19.11.	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange.

19.12.	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee, if one exists, and the Directors, if an Audit Committee does not exist, for the review and approval of potential conflicts of interest.

20.	NOTICES

20.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Shareholder). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

20.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

23.	UNTRACEABLE SHAREHOLDERS

The Company shall be entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all cheques, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) the Company has not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, the Company has caused an advertisement to be published in newspapers, giving notice of its intention to sell such shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to the Company, and when the Company receives such net proceeds it shall become indebted to the former shareholder for an amount equal to such net proceeds.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 2nd day of May, 2018.

Incorporator

(Sd.) Rexella D. Hodge
(Sd.) Rexella D. Hodge
Authorized Signatory Vistra (BVI) Limited